November 10, 2005

Via EDGAR and Fax (202) 772-9205

Mr. Larry Spirgel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-3561

Re:                               FirstCity Financial Corporation
Form 10-K for the year ended December 31, 2004
Filed March 21, 2005
Form 10-Q for the quarter ended June 30, 2005
Filed on August 12, 2005
File No.: 033-19694

Dear Mr. Spirgel:

On behalf of FirstCity Financial Corporation (the “Company” or “FirstCity”), I submit the following responses to your comments received on November 4, 2005 concerning your review of our response letter dated October 13, 2005.  The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in the comment letter.

Financial Statements

Consolidated Statements of Operations, page 41

1.              Refer to your response to comment 1.  We continue to believe that you should revise your statement of operations to present “equity in earnings of investments” in accordance with Rule 5-03 of Regulation S-X.

In future filings, we will revise our statement of operations to present “equity in earnings of investments” outside of revenues in accordance with Rule 5-03 of Regulation S-X.

2.              Refer to your response to comment 3 and your supporting calculation.  Your calculation of average income does not appear correct.  Tell us how you calculated the average income amount for each of the three years ended December 31, 2004.

For the 2004 average income amount, we used restated financial statements for the years 2000 through 2003 because the Company’s operations from Drive Financial Services, LP were discontinued in 2004.  Losses reflected in years 2000 and 2001 were omitted for purposes of computing average income.  Following is the average income calculation for 2004:

	2004	2003*	2002*	2001*	2000*
Earnings (loss) from continuing operations	$5,011	$4,358	$2,399	$(2,277)	$(11,795)
Add:
Provision (benefit) for income taxes	75	185	153	(1)	7,406
Extraordinary items	—	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—
Income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$5,086	$4,543	$2,552	$(2,278)	$(4,389)

Income used for average calculation	$5,086	$4,543	$2,552	$—	$—

2004
Average Calculation
2004	$5,086
2003	4,543
2002	2,552
2001	—
2000	—
Total	$12,181

Average (5 years)	$2,436

* The years 2000 through 2003 were restated to reflect operations related to the Company’s investment in Drive Financial Services, LP as discontinued operations.

Following is the average income calculations used for 2003 and 2002, which were based on income from continuing operations as originally reported on the annual reports for those years.

	2003	2002	2001	2000	1999	1998
Earnings (loss) from continuing operations	$9,707	$5,943	$2,171	$(10,900)	$(5,819)	$785
Add:
Provision (benefit) for income taxes	240	153	15	7,414	5,051	(1,132)
Extraordinary items	—	—	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	304	—	765	—
Income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$9,947	$6,096	$2,490	$(3,486)	$(3)	$(347)

Income used for average calculation	$9,947	$6,096	$2,490	$—	$—	$—

	2003	2002
Average Calculation
2003	$9,947	$—
2002	6,096	6,096
2001	2,490	2,490
2000	—	—
1999	—	—
1998	—	—
Total	$18,533	$8,586

Average (5 years)	$3,707	$1,717

3.              It is not appropriate to use the higher of the actual or average income to determine significance.  For your guidance if income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation.  Any loss years should be omitted for purposes of computing average income.  Further when calculating the average income for years when the operations have been discontinued you need to use the restated financial information in the denominator.  Revise or advise.

The Company notes that in its previous response to Comment 3 in our letter dated October 13, 2005, we used the phrase “for 2004, 2003 and 2002, the actual income was used as it was higher than the average income.”  We note that this statement was misleading and would like to clarify to state that “for 2004, 2003 and 2002, the income of the registrant and its subsidiaries consolidated was not at least 10 percent lower than the average of the income for the last five fiscal years.  Therefore, the average income was not substituted for purposes of the computation.”

Please refer to the average income calculations under Comment 2 above, noting that loss years were omitted for purposes of computing average income.  Also, for 2004, we used restated financial information in the denominator as the operations from the Company’s investment in Drive Financial Services, LP were discontinued in 2004.

Because the Company had income from continuing operations for 2004, 2003 and 2002, each tested subsidiary where a loss was incurred in those years, the Company considered note 2 under the computational note at §210.1-02(w)(3) and excluded the equity in loss of the tested subsidiary from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

4.              Tell us the name of each partnership included within the Mexican Acquisition Partnerships, the equity in income (loss) associated with each one of them in each of the three years ended December 31, 2004 and the relationship among them.  Provide similar information for the European partnerships.

Following is a list of each of the Mexican and European Acquisition Partnerships and the equity in income (loss) associated with each entity in 2004, 2003 and 2002.  These partnerships are each separate legal entities with common investors within the respective regions.   The Portfolios within the Mexican partnerships are all serviced by a wholly-owned subsidiary of FirstCity.  The Portfolios within the European partnerships are all serviced by a French entity, who is also an investor in each of the partnerships.  No Acquisition Partnerships have an ownership interest in another Acquisition Partnership.

	Equity in Income (Loss)
Entity Name	2004	2003	2002
Mexican Acquisition Partnerships
BIDMEX, LLC	$19,242	$(619,884)	$(753,801)
BIDMEX II, LLC	41,238	(869,148)	(847,727)
BIDMEX 3, LLC	(63,060)	(812,017)	(632,958)
BIDMEX 4, LLC	(333,497)	(875,563)	(723,077)
BIDMEX 5, LLC	(175,458)	(542,490)	(509,624)
BIDMEX 6, LLC	(371,144)	(157,647)	(183,218)
BIDMEX 7, LLC	20,380	(317,664)	(130,443)
BIDMEX 8, LLC	203,870	(23,060)	—
BIDMEX 9, LLC	(305,139)	—	—
BIDMEX 10, LLC	(9,005)	—	—
Namex, LLC	(44,521)	(39,298)	1,618
Resmex, LLC	25,158	228,403	286,574
	$(991,936)	$(4,028,368)	$(3,492,656)

European Acquisition Partnerships
CATX Limited	$—	$—	$23,528
Credit Finance Corporation Limited	—	—	53,227
CRY Limited	564,077	463,523	73,156
CTY Limited	233,875	289,766	—
FG Portfolio Limited	20,717	—	—
Flnln Limited	—	—	210,102
Mirom Limited	—	—	15,436
Miromesnil Limited	—	—	46,544
NEVVS Limited	220,945	413,990	571,557
PRL Development	957,320	873,962	—
SAISA	26,029	—	—
Societe Immobilere Lincoln S.A.	—	—	(3,545)
Transalp Limited	—	—	9,865
UHR Limited	695,216	598,548	490,515
WHBE Limited	313,137	633,836	288,763
WODLT	773,856	—	—
WOL Limited	791,335	590,493	—
Wox Limited	460,389	225,396	148,349
	$5,056,896	$4,089,514	$1,927,497

* * * * *

The Company acknowledges that

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

J. Bryan Baker

Senior Vice President and Chief Financial Officer

FirstCity Financial Corporation

(254) 761-2810